UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Bellevue, November 9th, 2006

T-MOBILE USA REPORTS STRONG THIRD QUARTER 2006 RESULTS

•                  802,000 total net new customers. 773,000 net new postpay customers, up from 507,000 in the second quarter of 2006 and 716,000 in the third quarter of 2005

•                  Strong postpay ARPU of $56, up from $55 in the second quarter of 2006 and the third quarter of 2005

•                  1.4 million postpay converged device users (BlackBerry and Sidekick), a net increase of 172,000 users in the third quarter of 2006. Sidekick 3 and BlackBerry Pearl launched in the quarter

•                  T-Mobile USA more than doubles spectrum in top 100 markets as a result of the high bids achieved in the Advanced Wireless Services (AWS) Auction

•                  $3.7 billion in service revenues in the third quarter of 2006, up 18% from the third quarter of 2005

•                  $1.23 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the quarter

In the third quarter of 2006 T-Mobile USA, Inc (T-Mobile USA) added 802,000 net new customers, up from 613,000 net new customers added in the second quarter of 2006 and down from 1.06 million in the third quarter of 2005. Postpay customer additions were strong making up 96% of third quarter customer growth, up from 83% in the second quarter of 2006. Postpay customers comprised 85% of T-Mobile USA’s total customer base at September 30, 2006. Furthermore, the introduction of two-year contracts during the second quarter continued to prove popular with customers, with close to 80% of new postpay customers opting for two-year contract terms in the third quarter.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Postpay churn declined to 2.3% in the third quarter of 2006 from 2.4% in the third quarter of 2005 and rose slightly from 2.2% in the second quarter of 2006 in line with prior year trends. Prepaid churn was 6.9% in the third quarter of 2006, up from the 6.6% in the second quarter of 2006 and the third quarter of 2005. Blended churn, including both postpay and prepaid customers, was 3.0% in the third quarter of 2006, up from 2.9% in the second quarter of 2006 and the third quarter of 2005. The increase in blended churn compared to the third quarter of 2005 was due to the higher proportion of prepaid customers in the total customer base.

“We’ve made several transformational moves this year that significantly increase our strength in the marketplace,” said Robert Dotson, President and CEO, T-Mobile USA.  “In October, we unveiled a bold new brand position in ‘Stick Together.’ We also launched an exciting new customer experience in ‘myFaves’ that introduces a breakthrough people-centered user interface across the majority of our handset lineup. We capped things off with a very successful outcome in the 2006 AWS auction, more than doubling our spectrum holdings in the top 100 markets at favorable prices compared to previous spectrum auctions.  And through it all, we’ve continued to deliver steady and profitable growth.”

René Obermann, CEO of T-Mobile International and member of the Board of Management of Deutsche Telekom AG remarked: “T-Mobile USA continues to be Deutsche Telekom’s key growth driver.  The additional investments we’ve made in the AWS auction were essential to continue the profitable growth of T-Mobile USA for years to come. Also, we’re importing T-Mobile USA’s service models into our European operations because of their outstanding customer service, as recognized by numerous awards.”

T-Mobile USA reported OIBDA of $1.23 billion in the third quarter of 2006, up from $1.21 billion in the second quarter of 2006 and $1.17 billion in the third quarter of 2005. The growth in OIBDA occurred despite higher total customer acquisition costs related to the strong postpay growth and the expected continued decrease in Cingular Wireless LLC (“Cingular”) wholesale revenues.

T-Mobile USA’s net income for the third quarter of 2006 was $1.79 billion, up from $233 million in the second quarter of 2006 and $458 million in the third quarter of 2005.  The increase in net income is primarily due to the realization of a $1.5 billion non-cash income tax benefit. In the third quarter of 2006 T-Mobile USA determined, based on the weight of available evidence, that it was more likely than not that most of its deferred tax assets would be realized. Accordingly $1.5 billion of the total remaining valuation allowance of $1.8 billion was released during the quarter.

T-Mobile USA service revenues, consisting of postpay, prepaid, roaming and other service revenues rose to $3.72 billion in the third quarter of 2006, up from $3.59 billion in the second quarter of 2006 and $3.15 billion in the third quarter of 2005. The increases are primarily due to growth in the number of customers, supported by strong postpay ARPU (“Average Revenue Per User” as defined in note 1 to the Selected Data, below) performance.  Other revenues were $147 million in the third quarter of 2006, down from $177 million in the second quarter of 2006 and $235 million in the third quarter of 2005.  Other revenues include Wi-Fi revenues, co-location rental income, and wholesale revenues from the usage of our network in California, Nevada, and New York by customers of Cingular. The sequential and year on year decrease in other revenues reflects the ongoing migration of Cingular’s customers to its network following the dissolution of our network sharing venture in early 2005. Total revenues, including service, equipment, and other revenues were $4.37 billion in the third quarter of 2006, up from $4.21 billion in the second quarter of 2006 and $3.80 billion in the third quarter of 2005.

ARPU was $52 in the third quarter of 2006, unchanged from the second quarter of 2006 and down from $53 in the third quarter of 2005. Postpay ARPU was $56 in the third quarter of 2006, up from $55 in the second quarter of 2006 and the third quarter of 2005. The sequential increase in postpay ARPU related primarily to continued data revenue growth. The fall in blended ARPU year on year is primarily due to the higher proportion of prepaid customers in the customer base in 2006.

Data services revenue (which excludes Wi-Fi revenues) from postpay and prepaid customers continued to grow, reaching a total of $421 million in the third quarter of 2006.  Data revenues, which are a component of service revenues, represented 11.3% of blended ARPU, or $5.91 per customer, in the third quarter of 2006, compared to 10.9%, or $5.65, in the second quarter of 2006 and 8.3% or $4.39, in the third quarter of 2005.  T-Mobile USA’s data device offering was further strengthened during the quarter with the successful launch of the Sidekick 3 in July and BlackBerry Pearl in September. The number of postpay converged device users (both BlackBerry and Sidekick) rose to almost 1.4 million by the end of the quarter, a net increase of 172,000 users in the quarter. Strong growth in messaging continued to contribute to the increase in data ARPU. The total number of SMS and MMS messages increased to 9.9 billion in the third quarter of 2006, compared to 7.9 billion in the second quarter of 2006 and 4.6 billion in the third quarter of 2005.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in note 3 to the Selected Data, below) was $299 in the third quarter of

2006, down from $322 in the second quarter of 2006 and up from $271 in the third quarter of 2005.  Compared to the second quarter of 2006 the fall in CPGA is primarily due to lower advertising costs and higher gross customer additions.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 2 to the Selected Data, below), was $24.83 per customer per month in the third quarter of 2006, similar to $24.96 in the second quarter of 2006 and $24.65 in the third quarter of 2005. The slight sequential fall in CCPU in the third quarter was primarily due to relatively lower general and administrative expenses being partially offset by relatively higher network costs.

Capital expenditures were $569 million in the third quarter of 2006, compared with $593 million in the second quarter of 2006 and $585 million in the third quarter of 2005.  As part of its ongoing commitment to network coverage and quality, T-Mobile USA added approximately 800 new cell sites in the third quarter of 2006, bringing the total number of cell sites to almost 35,300.

For the fourth consecutive reporting period, T-Mobile USA was the only wireless carrier to rank highest in overall customer satisfaction among wireless telephone users in all of the six regions surveyed by J.D. Power and Associates. This survey result continues the successful run of winning awards — in October T-Mobile received the highest ranking in the J.D. Power and Associates Wireless Retail Sales Satisfaction Performance Study, also for the fourth consecutive reporting period. And earlier this year, J.D. Power and Associates announced that T-Mobile ranked highest in Wireless Customer Care for the fourth reporting period in a row.

The third quarter saw the conclusion of the Advanced Wireless Services (AWS) auction. The auction ended with T-Mobile USA being the high bidder on 120 licenses for an aggregate value of approximately $4.18 billion. As of September 30, 2006, T-Mobile USA had paid approximately $0.6 billion in deposits for these licenses. These deposits are not included in third-quarter capital expenditures but were recorded as “Payments in advance to acquire spectrum licenses” in the consolidated statement of cash flows. Following the end of the quarter, T-Mobile USA paid the remaining $3.6 billion to the FCC for the licenses on which it was the high bidder. The actual license grant will occur after the FCC application review. We currently expect these licenses to be granted late in the fourth quarter of 2006 or in early 2007.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

SELECTED DATA FOR T-MOBILE USA

(`000)	Q3 06	Q2 06	Q1 06	YE 05	Q4 05	Q3 05
Covered population	239,000	238,000	234,000	233,000	233,000	232,000
Customers, end of period	24,139	23,338	22,725	21,690	21,690	20,302
Thereof postpay customers	20,428	19,656	19,149	18,424	18,424	17,512
Thereof prepaid customers	3,711	3,682	3,576	3,266	3,266	2,790
Net customer additions	802	613	1,035	4,376	1,388	1,059

Minutes of use/post pay customer/month	1,049	1,041	1,013	963	985	985
Postpay churn	2.3%	2.2%	2.1%	2.3%	2.3%	2.4%
Prepaid churn	6.9%	6.6%	5.8%	6.6%	6.6%	6.6%
Blended churn	3.0%	2.9%	2.7%	2.9%	2.9%	2.9%

($ / month)
ARPU (blended)(1)	52	52	51	53	52	53
ARPU (postpay)	56	55	54	55	54	55
ARPU (prepaid)	22	22	22	25	24	24
Cost of serving (CCPU)(2)	24.83	24.96	25.66	25.23	24.32	24.65
Cost per gross add (CPGA)(3)	299	322	275	297	264	271

($ million)
Total revenues	4,367	4,209	4,039	14,806	3,953	3,802
Service revenues(1)	3,723	3,586	3,389	12,308	3,261	3,153
OIBDA(4)	1,227	1,210	1,103	4,185	1,112	1,166
OIBDA margin(5)	32%	32%	31%	32%	32%	34%
Capital expenditures	569	593	770	5,045	807	585
Cell sites on-air	35,300	34,500	33,600	32,900	32,900	31,800

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

(1)                                  Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Revenues from our Wi-Fi business, co-

location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU. The joint venture was terminated at the beginning of 2005.

(2)                                  The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

(3)                                  Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists of costs directly incurred to acquire new customers — such as handset and accessory costs — offset by related revenues. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

(4)                                  OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(5)                                  OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$57	$57
Accounts receivable, net of allowance for doubtful accounts of $167 and $151, respectively	2,249	2,116
Accounts receivable from affiliates	1,011	188
Inventory	551	409
Current portion of net deferred tax assets	792	275
Other current assets	503	437
Total current assets	5,163	3,482
Property and equipment, net of accumulated depreciation of $6,911 and $5,134, respectively	10,743	10,805
Goodwill	10,701	10,701
Spectrum licenses	11,487	11,510
Other intangible assets, net of accumulated amortization of $401 and $282, respectively	121	241
Payments in advance to acquire spectrum licenses	584	—
Other assets and investments	177	253
	$38,976	$36,992

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$1,469	$1,665
Payables to affiliates	861	53
Accrued liabilities	2,330	1,082
Deferred revenue	359	373
Total current liabilities	5,019	3,173

Long-term payables to affiliates	5,741	6,457
Deferred income tax liabilities	482	906
Other long-term liabilities	698	1,697
Total long-term liabilities	6,921	9,060

Voting preferred stock held by parent company	5,000	5,000

Minority interest in equity of consolidated subsidiaries	79	65

Commitments and contingencies

Shareholder’s equity:
Common stock	39,455	39,452
Accumulated deficit	(17,498)	(19,758)
Total shareholder’s equity	21,957	19,694
	$38,976	$36,992

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	Quarter Ended September 30, 2005
Revenues:
Postpay	$3,352	$3,218	$2,832
Prepaid	240	241	182
Roaming and other services	131	127	139
Equipment sales	497	446	414
Other	147	177	235
Total revenues	4,367	4,209	3,802
Operating expenses:
Network	940	878	735
Cost of equipment sales	758	702	648
General and administrative	667	682	596
Customer acquisition	775	737	657
Depreciation and amortization	654	651	558
Total operating expenses	3,794	3,650	3,194
Operating income	573	559	608
Other income (expense):
Interest expense	(105)	(134)	(112)
Interest income and other, net	74	12	6
Total other income (expense)	(31)	(122)	(106)
Income before income taxes	542	437	502
Income tax benefit/(expense)	1,244	(204)	(44)
Net income	$1,786	$233	$458

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Quarter Ended September 30, 2006	Quarter Ended September 30, 2005
Operating activities:
Net income	$1,786	$458
Adjustments to reconcile net income to net cash provided byoperating activities:
Depreciation and amortization	654	558
Income tax (benefit)/expense	(1,244)	44
Other, net	(35)	(31)
Changes in operating assets and liabilities:
Accounts receivable	(162)	(35)
Inventory	(6)	(98)
Other current assets	9	56
Accounts payable	44	12
Accrued liabilities	64	98
Net cash provided by operating activities	1,110	1,062
Investing activities:
Purchases of property and equipment	(569)	(585)
Payments in advance to acquire spectrum licenses	(584)	—
Short term loan to affiliate	50	—
Net cash used in investing activities	(1,103)	(585)
Financing activities:
Long-term debt repayments to affiliates	—	(500)
Change in minority interest	—	22
Net cash used in financing activities	—	(478)

Change in cash and cash equivalents	7	(1)
Cash and cash equivalents, beginning of period	50	204
Cash and cash equivalents, end of period	$57	$203

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005
OIBDA	$1,227	$1,210	$1,103	$4,185	$1,112	$1,166
Depreciation and amortization	(654)	(651)	(594)	(2,229)	(567)	(558)
Operating income	$573	$559	$509	$1,956	$545	$608

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005
Customer acquisition costs	$775	$737	$689	$2,792	$756	$657

Plus: Subsidy loss
Equipment sales	(497)	(446)	(452)	(1,529)	(479)	(414)
Cost of equipment sales	758	702	737	2,622	738	648
Total subsidy loss	261	256	285	1,093	259	234
Less: Subsidy loss unrelated to customer acquisition	(160)	(162)	(200)	(629)	(171)	(133)
Subsidy loss related to customer acquisition	101	94	85	464	88	101

Cost of acquiring customers	$876	$831	$774	$3,256	$844	$758

CPGA ($ / new customer added)	$299	$322	$275	$297	$264	$271

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005
Network costs	$940	$878	$849	$2,883	$749	$735
General and administrative	667	682	661	2,324	598	596
Total network andgeneral and administrative costs	1,607	1,560	1,510	5,207	1,347	1,331

Plus: Subsidy loss unrelated to customer acquisition	160	162	200	629	171	133

Total cost of serving customers	$1,767	$1,722	$1,710	$5,836	$1,518	$1,464

CCPU ($ / customer per month)	$24.83	$24.96	$25.66	$25.23	$24.32	$24.65

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s GSM/GPRS 1900 voice and data network in the United States reaches over 276 million people, including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 8,000 public access locations including Starbucks coffeehouses, Kinko’s copy shops, Borders Books and Music, Hyatt and Accor hotels, selected airports’ American Airlines Admirals Clubs, United Red Carpet Clubs, US Airways Clubs and Delta Air Lines Clubs. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. For more information, visit the company website at www.t-mobile.com.

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business units, T-Mobile concentrates on the key markets in Europe and the United States.

By the end of the third quarter of 2006, almost 92 million mobile customers were served by companies of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard. This also makes T-Mobile the only mobile communications provider with a transatlantic service.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.15500	+49 228.181.88880

Andreas Leigers	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: November 14, 2006